Hollysys Automation Technologies Continues to Supply Its Proprietary
Automation and Control Products to Ningde Nuclear Power Station

Beijing, China – December 1, 2009 – Hollysys Automation Technologies, Ltd. (NASDAQ: HOLI) (“Hollysys” or the “Company”), a leading provider of automation and control technologies and applications in China, announced today that it continues to supply its proprietary nuclear conventional island automation and control products for the Ningde Nuclear Power Station #1 and #2 reactors, pursuant to a follow-on contract signed with China Techenergy Co., Ltd. (CTEC), the 50-50 joint venture by Hollysys Automation Technologies and China Guangdong Nuclear Power Holding Co., Ltd. (CGNPC). The USD $2 million, or RMB 13.6 million procurement contract is the second batch in a series of order contracts granted to Hollysys for the Ningde Nuclear Power Station project.

Dr. Changli Wang, CEO of Hollysys, commented, “We are pleased to commence supplying the 2nd batch of the Conventional Island automation and control products for the #1 and #2 reactors of the Ningde Nuclear power station, which is being built by our nuclear JV partner, China Guangdong Nuclear Power Holding Co. As China continues to implement the ambitious nuclear build-out plan with more emphasis on domestic components, we expect to leverage on our proprietary nuclear automation technology and strategic alliance with China’s largest nuclear operator to further establish Hollysys’ leading position in this area. “

The Ningde nuclear power station in Fujian province is designed to have six one-gigawatt (GW) pressurized water reactors using CGNPC’s proprietary CPR-1000 technology, with the total estimated cost at around USD $13 billion, or RMB 90 billion.

About Hollysys Automation Technologies, Ltd.
Hollysys Automation Technologies is a leading provider of automation and control technologies and applications in China that enables its diversified industry and utility customers to improve operating safety, reliability, and efficiency. Founded in 1993, Hollysys has approximately 2,100 employees with 9 sales centers and 13 service centers in 21 cities in China and serves over 1700 customers in the industrial, railway, subway & nuclear industries. Its proprietary technologies are applied in product lines including Distributed Control System (DCS) and Programmable Logic Controller (PLC), high-speed railway Train Control Center (TCC) and Automatic Train Protection (ATP), subway supervisory and control platform (SCADA), and nuclear conventional island automation and control products. Hollysys is the largest SCADA systems supplier to China’s subway automation market, and is the only certified domestic automation control systems provider to the nuclear industry in China. Hollysys is also one of only five automation control systems and products providers approved by China’s Ministry of Railways in the 200km to 250km high-speed rail segment, and is one of only two automation control systems and products providers approved in the 300km to 350km high-speed rail segment.

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About China Guangdong Nuclear Power Holding Co., Ltd (CGNPC)
China Guangdong Nuclear Power Holding Co., Ltd (CGNPC) is a state-owned nuclear power corporation under Assets Supervision and Administration Commission (SASAC) of the State Council of China. CGNPC was established in 1994 with nuclear power as its core business.  With CGNPC as its core enterprise, China Guangdong Nuclear Power Group (CGNPG) is comprised of more than twenty wholly-owned or controlling subsidiaries.

About China Techenergy Co., Ltd. (CTEC)
China Techenergy Co., Ltd. (CTEC) is a joint venture co-funded by China Guangdong Nuclear Power Holding Co., Ltd. (CGNPC) and Beijing Hollysys Co., Ltd. (Hollysys) in October, 2005. The company is engaged in engineering design of digital Instrument &Control systems, system integration, and technical services for nuclear power plants in China. Since its inception, the company has been dedicated to assimilating cutting-edge technologies from global renowned nuclear players through project cooperation and technical exchanges, and developing its proprietary technologies for the nuclear safety-level control. CTEC employs over 500 people and has over ten years of professional experience in nuclear power I&C systems in all nuclear power plants in China either under construction or already in service.

Safe Harbor
This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  All statements, other than statements of historical fact included herein are “forward-looking statements,” including statements regarding: the impact of the Company’s contract signing on the Company’s business and operations; the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties.  Such forward-looking statements, based upon the current beliefs and expectations of Hollysys management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements.  Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

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Contact information:
Hollysys Automation Technologies, Ltd.
www.hollysys.com
Jennifer Zhang
Investor Relations
(8610) 5898-1386
investors@hollysys.com
Or
Serena Wu
Investor Relations
1-646-593-8125
serena.wu@hollysys.com